FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the July 15, 2005 "US Airways Today" employee newsletter:

1/Ashby named CEO of low-cost airline IndiGo

The company announced today that Bruce Ashby, our executive vice president of marketing and planning, will be resigning from the company later this month and will become chief executive officer of IndiGo.

IndiGo is a start-up low-cost airline that will be based in India and will focus on the domestic intra-India aviation market.

Ashby currently has responsibility for US Airways marketing, planning, alliances and US Airways Express. His duties will be split amongst the existing US Airways management team as we begin planning"for the merger and integration process with America West.

"Bruce Ashby has been personally responsible for many of US Airways' accomplishments. He is a brilliant individual and has played a pivotal role in our reorganization, and the financial backers of IndiGo clearly recognize his many talents," said Bruce Lakefield, US Airways president and chief executive officer. "We wish him the absolute best in his new endeavor.

2/Merger integration team announced

Several officers with US Airways and America West Airlines have been tapped to lead key cross-departmental teams through the initial integration process for the merged US Airways.

On US Airways' side, Senior Vice President of Planning Andrew Nocella will head the scheduling team, and Vice President of Labor Relations Al Hemenway will oversee labor relations.

Executive Vice President and Chief Human Resources Officer Jerry Glass will be responsible for the management organizational structure, human resources and benefits, including policies governing the travel pass program.

Executive Vice President of Corporate Affairs, General Counsel and Corporate Secretary Liz Lanier will head the integration team handling all contracts, including labor and vendors.

Meanwhile, Senior Vice President and Controller Anita Beier will help integrate financial planning and auditing for the merged US Airways.

With America West, Chairman, President and Chief Executive Officer Doug Parker will be responsible for integrating communications plans and the overall employee culture.

Vice President of Marketing Travis Christ will lead the team handling airline branding and the frequent flyer program.

Senior Vice President and Chief Information Officer Joe Beery will shore up integration of reservations and all other Information Technology systems.

Senior Vice President of Customer Service Anthony Mule will handle airports' needs with his team, and Vice President of Revenue Management Scott Bowers will support the revenue management integration team.

Integration teams will oversee essential elements of the merger process and will be comprised of employees from both America West and US Airways.

These teams will work closely with integration leader Scott Kirby, America West's executive vice president of Sales and Marketing, to merge the two carriers into the new US Airways. Kirby also presides on the previously announced executive steering committee.

Officers for the merged airline have yet to be announced.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, America West Holdings and US Airways Group have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.